167, SAMSEONG-DONG, GANGNAM-GU, SEOUL, KOREA TEL 822-3456-4265 FAX 822-3456-4299

January 31, 2013

Ms. Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Korea Electric Power Corporation
Form 20-F for the Year Ended December 31, 2011 Filed
April 30, 2012
File No. 1-13372

Dear Ms. Thompson:

We are writing in response to your letter, dated December 11, 2012, containing the comments of the Staff of the Securities and Exchange Commission (the “Commission”) on the annual report on Form 20-F filed with the Commission on April 30, 2012 with respect to the fiscal year ended December 31, 2011.

Our responses to the Staff’s comments are set forth in this letter and each response follows the text of the paragraph of the comment letter to which it relates.

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Form 20-F for Fiscal Year Ended December 31, 2011

Item 18. Financial Statements

Note 2. Significant Accounting Policies, page F-14 (6)

Revenue Recognition, page F-18

1.	We note your response to the first subpart of the second bullet point of comment 1 in our letter dated September 27, 2012. You state that the Ministry of Knowledge Economy (“MKE”) has the authority to temporarily suspend the fuel cost pass-through adjustment (“FCPTA”) system in case of emergency. We note that on July 29, 2011 you received a hold-order to delay billing and collections. Please clarify whether the July 29, 2011 instructions from the MKE were to only suspend billing and collections of the FCPTA or whether the July 29, 2011 instructions were to suspend the implementation of the entire FCPTA system. Furthermore, please tell us what type of fuel the FCPTA relates to.

Securities and Exchange Commission	2	January 31, 2013

Response:

In response to the Staff’s comment, we note that our understanding of the July 29, 2011 instruction (the “Instructions”) is that the MKE intended only to suspend billing and collections under the FCPTA, and not to suspend the implementation of the entire FCPTA system.

Our such understanding is based on the following: (i) the Instruction was given in reliance of a provision under the Guidelines for the Regulation for Electricity Service in relation to “Suspension of the FCPTA system in the case of emergency”, and not in reliance of an authority outside of such Guidelines or such Regulation (it being noted that the Regulation for Electricity Service serves as our master electricity supply contract with the end-users, the Guidelines for such Regulation sets forth how the FCPTA should be operated, and both the Regulation and the Guidelines are approved by the MKE), (ii) the Instruction explicitly states that until further notice we suspend the “application” of the FCPTA system rather than suspend the entire FCPTA system or implementation thereof, (iii) the Regulation for Electricity Service explicitly states that the FCPTA applies from July 2011, and (iv) the MKE has not objected to or otherwise taken any action against our monthly requests since June 2011 for the MKE to approve the proposed amount of the fuel cost-related adjustment of our electricity tariff to be charged to our customers.

As for the Staff’s second point, we note that the FCPTA applies to bituminous coal, LNG and oil, all of which are subject to significant price fluctuations and are sourced principally through imports.

2.	Your response to the third subpart of the second bullet point of comment 1 in our letter dated September 27, 2012 states in part, “Furthermore, on July 24, 2012, the MKE reported to the National Assembly that it intends and is currently seeking ways to normalize the operation of the FCPTA system, including by way of lifting the hold- order.” Please define normalize and describe the means by which the MKE is seeking to normalize the operation of the FCPTA system other than lifting the hold-order, and provide your analysis of the likelihood that any of those other options will occur.

Response:

In response to the Staff’s comment, we note that our understanding of what the MKE meant by “normalizing” the operation of the FCPTA system is to have the FCPTA system work in such a way that, in the event of an increase in the price of the fuel, the end user of electricity actually pays at least part of such increase by way of an increase in electricity tariff charged to the end users (and in the event of a decrease in the price of the fuel, the end users be entitled to a decrease in electricity tariff charged to it in an amount equal to the relevant FCPTA amount). Such “normalization” in operation would be consistent with the intended policy objectives of the FCPTA system, which are primarily to provide market-based pricing signals to consumers for rational and efficient consumption of electricity.

Securities and Exchange Commission	3	January 31, 2013

To our understanding, the only way to so “normalize” the operation of the FCPTA system would be to lift the hold-order and allow us to bill and collect the entire fuel cost-related adjustment amount, and we are not presently aware of any other way to so normalize.

3.	Your response to the first subpart of the third bullet point of comment 1 in our letter dated September 27, 2012 indicates that KOGAS has a fuel cost adjustment system similar to yours and KOGAS has been subject to hold-orders similar to yours in the past. Please provide more information regarding KOGAS’s experience with hold-orders. Specifically:

•	For each of KOGAS’s hold-orders that resulted in recording accounts receivable similar to your case, please tell us how long each hold-order was in effect before being lifted.

Response:

In response to the Staff’s comment, we note that electricity generation companies and city gas companies that supply natural gas to end users comprise the two principal customer groups for KOGAS and that KOGAS has implemented its equivalent of our FCPTA system in relation to the electricity generation companies since 2007 and in relation to the city gas companies since 1998. To our knowledge, KOGAS’s equivalent of the FCPTA system has never been subject to a hold-order in relation to the electricity generation companies, although it was subject to a hold-order in relation to the city gas companies from 2008 to 2010 in response to sharp rises in natural gas prices and significant depreciation of the Korean Won in 2008 and again since July 2011 in light of the growing public concerns about inflation and low levels of disposable household income. The hold-order from 2008 to 2010 was for the full amount of the FCPTA amount while the hold-order since July 2011 for a partial amount of the FCPTA amount, and unfortunately we are not privy to the exact such amount.

•	Also, if known, tell us whether KOGAS was able bill the entire accounts receivable amount deferred and whether KOGAS was able to collect on those receivables.

Response:

In response to the Staff’s comment, we note that we unfortunately do not have access to the referenced information. While we cannot confirm definitively as we are not privy to all information internal to KOGAS, we believe that KOGAS is still in the process of recouping the FCPTA amount accumulated until the lifting of the hold-order in 2010 by billing its customers incremental amounts on a periodic basis, rather than billing them for the entire accumulated amount at once upon lifting of the hold-order in 2010.

•

Please tell us whether KOGAS is currently subject to a hold-order for its fuel cost pass through adjustment. If not, please better explain why you believe that KOGAS’s experience with hold-orders would be predictive of your own experience given the differences in each business.

Securities and Exchange Commission	4	January 31, 2013

Response:

In response to the Staff’s comment, we note that as previously discussed, KOGAS remains subject to a hold-order for at least part of the FCPTA amount. We have cited KOGAS’s experience in our prior response letter because the fact that the prior hold-orders on KOGAS’s FCPTA system have from time to time been lifted does establish a precedent for the lifting of hold-orders on other FCPTA systems and supports the possibility that the current hold-order on our FCPTA system may also be lifted.

•

You state that, “With limited exceptions, [KOGAS’s] hold-orders have been temporary and KOGAS has been allowed from time to time to invoice and collect from customers.” Please describe in detail the limited exceptions where KOGAS’s hold-orders were not temporary and/or where KOGAS was not allowed to invoice and collect from customers.

Response:

In response to the Staff’s comment, we note that examples of “limited exceptions” include, as discussed above, the two-year hold-over from 2008 to 2010 during which KOGAS was not allowed to bill or collect any amount of accumulated FCPTA amounts and the period from July 2011 to the present during which KOGAS is allowed to bill and collect only a portion of accumulated FCPTA amounts.

In addition to the foregoing, we wish to add that we have recently come to learn that, in response to issues and observations raised by a local regulator and others, KOGAS and its outside auditors are currently reviewing KOGAS’s accounting policy on how to treat its FCPTA amount, and once KOGAS forms a definitive view in relation to its financial statements as a result of such review, we will also consider whether the resulting accounting treatment of the FCPTA amount by KOGAS should have any impact on how we treat our FCPTA amount in our own financial statements.

4.	We have reviewed your response the first subpart of the third bullet point of comment 1 in our letter dated September 27, 2012. Please further describe how you meet the criteria of paragraph 14(d) of IAS 18 with respect to revenue recognition. Specifically, it appears from your response to comment 2 that you expect future fuel prices to remain stable, which we assume means within a range of current prices, and you have acknowledged that if fuel costs continue to stay at or exceed higher levels it is less likely that the hold- order will be lifted such that you would collect 100% of the receivable. Therefore, it remains unclear to us why you believe it is probable that the government will permit you to collect the fuel cost pass through adjustment retroactive to July 2011. In this regard, to the extent performed, please provide us with anticipated economic scenarios that would result in the pass through to customers of the fuel cost adjustment and specify the period over which such amount, including carrying charges, will be collected based on each scenario projected. Additionally, please list each time since July 2011 that you have submitted a request to the government to bill and collect these FCPTA amounts and describe in reasonable detail what information the government conveyed, formally or informally, to you when it denied your request to collect these FCPTA amounts. Please also tell us whether the government gave you any indication as to when it would be likely to approve the collection of such amounts or what conditions would need to exist prior to its approval of the collection of such amounts.

Securities and Exchange Commission	5	January 31, 2013

Response:

In response to the Staff’s comment, we wish to first note that when we prepared the audited financial statements for fiscal year 2011, in light of the relative recentness of the hold-order on the application of the FCPTA system (namely, in July 2011), among other factors, we anticipated that the hold-order would be temporary and be lifted at some time in calendar year 2012 or shortly thereafter. Subsequent to the submission of our response letter to the Staff on November 9, 2012, we have had further consultations with the Government as to the outlook for the lifting of the hold-order and, based on such consultations, have come to the conclusion that it would be difficult to determine with any reasonable certainty as to when the hold-order will in fact be lifted. Accordingly, we have determined that, at this point in time as we prepare to work on the audited financial statements for fiscal year 2012, the probability that the hold-order will be lifted and we become able to recover the full amount of the accounts receivable in relation to the fuel cost pass-through amount in the near future is substantially low, at least compared to the time we were working on the audited financial statements for fiscal year 2011. As a result, we currently plan to subject the FCPTA amounts to the following accounting treatment:

•

For the FCPTA amounts accumulated since July 29, 2011 (the date of the FCPTA implementation) until and including December 31, 2012, we record all such amounts on our balance sheet as allowance for bad debt in the estimated amount of approximately Won 1,877.3 billion and on our statement of comprehensive income as bad debt expense in the estimated amount of approximately Won 1,877.3 billion. In the event the hold-order is lifted, the FCPTA amount that is actually billed to the end-users as a result of such lifting will be recorded as reversal of allowance for bad debt on our balance sheet and as revenues on our statement of comprehensive income.

•

For the FCPTA amounts to be accumulated on or after January 1, 2013, we do not plan to record any such amounts in our financial statements until we are permitted to bill such amounts as a result of the lifting of the hold-order. Once we are permitted to bill such amounts, such amounts will be recorded as revenues on our statement of comprehensive income. For information purposes, we are considering disclosing in a footnote to the financial statements to be prepared subsequent to December 31, 2012 the amount of FCPTA amounts being accumulated but unbilled.

In response to the Staff’s second point, we have not performed any analysis with regards to any anticipated economic scenarios that would result in a pass-through to customers of the fuel cost adjustment amount or the period over which such amount, including any carrying charges, will be collected based on such scenario.

Securities and Exchange Commission	6	January 31, 2013

In response to the Staff’s third point, we note that we have submitted a request to the Government on a monthly basis to bill and collect the FCPTA amounts. The FCPTA amounts for each month we submitted such request are provided below:

	(Unit: billions of Won)
August 2011	15.4
September 2011	0	*
October 2011	112.6
November 2011	69.1
December 2011	161.2
January 2012	97.4
February 2012	125.2
March 2012	195.6
April 2012	197.5
May 2012	224.9
June 2012	199.5
July 2012	231.5
August 2012	109.4
September 2012	98.7
October 2012	39.3
November 2012	0	*
December 2012	0	*

*	We do not record as an FCPTA amount for a given month if the difference between the base fuel cost and the actual fuel cost used in computing the FCPTA amount for such month is less than 3% of the base fuel cost.

We further note that the Government has not provided us with any additional information in response to our request to so bill and collect, including an explanation of its rationale for not approving such request.

In response to the Staff’s final point, we note that the Government has not provided us with any indication as to when it would approve the billing and collection of the FCPTA amounts or what conditions would need to exist prior to its approval of the collection of such amounts.

5.	We note your response to the second subpart of the third bullet point of comment 1 in our letter dated September 27, 2012. Please tell us how the carrying charges will be classified in the income statement and your basis in IFRS for such accounting. Additionally, if true, please confirm that interest will continue to accrue until such amounts are billed.

Securities and Exchange Commission	7	January 31, 2013

Response:

In response to the Staff’s comment, we note that we have recorded the carrying charges accrued during the hold-order period as interest income in the statement of comprehensive income in accordance with paragraph 29 of IAS 18. Based on such IAS guidance, interest revenue is recognized only when (i) it is probable that the economic benefits associated with the transaction will flow to the entity and (ii) the amount of the revenue can be measured reliably. As previously noted in our response letter dated November 9, 2012, as of December 31, 2011, we had no reason to believe that it was not probable that revenue concerning the carrying cost of money should not be recognized in circumstances where the Government is unlikely to revoke the FCPTA system or indefinitely maintain the hold-order to the effect that we will not be able to collect the fuel cost adjustment amount. We also requested the Government to approve the amount of fuel cost adjustment to be billed and collected, including the carrying cost of money for such uncollected amount and the Government did not raise any objection to our request. Therefore, the carrying amounts had been recognized as interest income for the year ended December 31, 2011.

However, as we noted in our response to Question 4 above, subsequent to the submission of our letter dated November 9, 2012, we have had further consultations with the Government and as a result of such consultations, uncertainty arose as to the timing of the lifting of the hold-order and the collectability of the amounts. Therefore, we will record a full allowance for bad debt on the carrying charges accumulated from July 1, 2011 (the date of the FCPTA implementation) to December 31, 2011 and will not record any carrying cost of money in 2012. Please see our response to Question 4 above for further detail.

6.	Your response to the last bullet point of comment 1 in our letter dated September 27, 2012 indicates that the FCPTA “amount uncollected in a given financial year due to the hold-order [must] be settled in the following financial year.” Please explain in more detail how such uncollected amounts are “settled” in the following financial year. As part of your response, please clarify whether there is any limit on either the time period during which the FCPTA may accumulate in your accounts receivable or the amount in Won of FCPTA that may accumulate in your accounts receivable prior to the government approving collection of such amounts from your customers.

Response:

In response to the Staff’s comment, we note that under the Regulation for Electricity Service which governs how the FCPTA is to be operated, if the FCPTA amount due to be collected in a given financial year is not collected in such financial year due to a hold-order, the uncollected carryover amount is to be added to the FCPTA amount to be collected in the immediately following financial year. Accordingly, once the hold-order is lifted, we will be allowed to bill and collect from the individual end-users the carryover amount accumulated as of the time of such lifting. However, as discussed previously, because the hold-order has been sustained for a prolonged period of time, and at the present time as we prepare for the audit of the 2012 financial statements it is difficult to predict with any reasonable certainty as to when the hold-order will be lifted, we plan to record as an allowance for bad debt in respect of the entire amount of the FCPTA-related receivables (including in relation to related carrying charges) accumulated from July 29, 2011 through December 31, 2012 in our audited balance sheet as of December 31, 2012 and record the corresponding amount as bad debt expense in our audited statement for the year ended December 31, 2012.

Securities and Exchange Commission	8	January 31, 2013

We further note that we are not aware of any Government-imposed limit on either the time period during which the FCPTA may accumulate in our accounts receivable or the amount in Won of FCPTA that may accumulate in our accounts receivable prior to the Government approving collection of such amounts from our customers.

7.	The last sentence in the first paragraph of your response to the last bullet point of comment 1 in our letter dated September 27, 2012 states “To date, the government has not indicated any objection to any such request made by us or otherwise indicated that it will prevent us from billing and collecting all or a portion of these amounts from the customers upon the lifting of the hold-order.” Please elaborate on why you have referred to the possibility of only billing and collecting “…a portion of these amounts.” In this regard, your response appears to suggest that you may not be able to bill and collect the entire amount of accounts receivable accrued, which appears inconsistent with other statements in your response to our prior comments in which you assert that billing and collection of the entire amount currently recorded in your accounts receivable is probable.

Response:

In response to the Staff’s comment, we wish to clarify that we did not intend to suggest any uncertainty concerning the collectability of the entire amount of accounts receivable accrued at December 31, 2011. Rather, we wish to note that as of the date of our response letter, November 9, 2012, the Government had not indicated any objection to our request for an approval of collection of the fuel cost adjustments or otherwise indicated that it will prevent us from billing and collecting these amounts from the customers upon the lifting of the hold-order.

(14) Property, Plant and Equipment, page F-24

8.	We note your response to the second bullet point in comment 2 of our letter dated September 27, 2012. We also note, based on your segment disclosure, that you have two reportable segments for your electric power generation: nuclear and non-nuclear. Please clarify whether you have grouped all of your nuclear generation facilities into a single cash generating unit (CGU) and grouped all of your non-nuclear generation facilities into another CGU. If so, please tell us why these two CGUs represent the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. In this regard, please tell us why each power plant or facility is not a separate CGU. Alternatively, if each electricity generation segment is comprised of multiple CGUs, please better explain to us the levels at which assets are grouped to comprise each CGU.

Response:

In response to the Staff’s comment, we wish to clarify that (i) we consider each generation power plant at a given physical location as a separate CGU, (ii) all assets located at such plant are grouped together to comprise a single CGU, and (iii) for the electricity generation segment, these CGUs represent the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Securities and Exchange Commission	9	January 31, 2013

9.	Your response to the second bullet point in comment 2 of our letter dated September 27, 2012 indicates that you did not detect any indicators of impairment for your CGUs relating to electricity generation and therefore did not conduct an impairment test for such units. We have the following additional comments:

•

Please describe in more detail how you determined there were no indicators of impairment for your electricity generation CGUs, including clarifying whether you considered any factors other than segmental operating income or loss.

Response:

In response to the Staff’s comment, we note that, at the end of each reporting period, we assess with respect to each CGU whether there are any indicators of impairment by considering the following factors.

External factors in relation to the relevant asset:

•

whether during the relevant reporting period the market value of the relevant asset depreciated significantly more than the expected depreciation from normal use, including whether the fair value of land, building, etc., decreased due to macro-economic factors (for example, due to changes in officially assessed real estate prices (by tax or other authorities) and market prices of similar assets in surrounding areas);

•

whether, during the relevant reporting period, there were any developments in technology, economy, markets, legal and regulatory environment and the relevant industry, which would, singly or in the aggregate, have a material adverse effect on the entity’s business and operation, and whether such developments are anticipated to occur in the near future. Examples of such testing include assessment of the increases in raw material costs (including oil prices) and the impact of the recently introduced product liability regulations;

•

whether during the relevant reporting period market interest rates (or other comparable measures such as return on investment) have changed, and if so, whether such change has materially impacted the discount rate which is used to calculate the value of the relevant asset so as to have a material adverse effect on the relevant asset’s recovery rate. This test includes annually computing the weighted average cost of capital and determining whether there were any material adverse changes from prior reporting periods;

•

whether the entity’s market capitalization at the end of the relevant reporting period was less than the entity’s net book value at the end of the reporting period. It should be noted that this test does not apply to our generation subsidiaries as they are not publicly listed and therefore do not have market capitalizations; and

•

whether there has been a change in law and regulation (for example, stricter environmental regulations and any changes to the electricity tariff structure) that would have a material adverse effect on the entity.

Securities and Exchange Commission	10	January 31, 2013

Internal factors specific to the asset:

•

whether, during the relevant reporting period, the relevant asset has become obsolete, physically damaged or requires replacement or discontinuation of use due to mechanical failure, technological advances or reduced utilization;

•

whether, during the relevant reporting period, material adverse changes involving the entity’s business and operation will also negatively impact the scope and method of the use of the relevant asset, or are expect to have such impact in the near future. Examples of such changes include closure or reduced utilization of a power plant, the loss of the relevant asset or a decision to discontinue its use;

•

whether (i) there are any internal reports that indicate that the actual economic return on the relevant asset will be less than the expected economic return, (ii) actual cash outflows for the purchase, operation and management of the relevant asset significantly exceed the expected cash outflows, (iii) actual net cash flow or operating income from the relevant asset is significantly less than the expected levels, (iv) there has been significant deterioration in the level of expected net cash flow or operating income from the relevant asset, and (v) the net cash flow or operating profit for the relevant asset during the relevant reporting period, when combined with the projected net cash flow or operating profit for such asset, is negative. The foregoing may result as a result of, for example, a failure to meet the production target due to market or other conditions or a substantial increase in actual costs over the budgeted costs due to unexpected overhauls and repairs and maintenance work.

Based on a comprehensive evaluation of the foregoing factors as applicable to the CGUs in our electricity generation segment, as of December 31, 2011, we did not detect any indicators of impairment and therefore did not conduct an impairment test for such units.

•

For each of the electricity generation segments, we note that the majority of revenues are generated from intercompany sales rather than from external customers. Please provide us with more information on your internal transfer pricing between segments, including how prices are determined, the basis for those prices, and how those prices affect each segment’s operating income or loss. Additionally, please explain to us how you considered the impacts of transfer pricing when determining that there were no indicators of impairment for your electricity generation CGUs.

Securities and Exchange Commission	11	January 31, 2013

Response:

In response to the Staff’s comment, we respectfully direct the Staff’s attention to Item 4B. “Business Overview – Purchase of Electricity” on pages 24 through 26 of Form 20-F in respect of fiscal year 2011 (“Form 20-F”) and other descriptions of our business in Form 20-F. We summarize below the pertinent points therein in relation to the Staff’s comment:

•

We are engaged in the business of supplying electricity to end-users in Korea and we have a virtual monopoly in this regard in the domestic market. We purchase electricity that we supply to the end users principally from our generation subsidiaries and, to a limited extent, from independent power producers. Substantially all of the intersegment revenue for our generation segments (both nuclear and non-nuclear) relate to our purchase of electricity generated by our wholly-owned generation subsidiaries.

•

Our purchase of electricity (whether from our generation subsidiaries or independent power producers) is strictly regulated and is required to be made through the automated “merit order” system operated by the Korea Power Exchange (“KPX”), which we do not control notwithstanding certain relationships we have with the KPX as described on page 24 of Form 20-F.

•

The price we pay for the purchase of electricity is determined through the “cost-based pool” system and consists principally of the marginal price (which represents in principle the variable cost of generating electricity and correlates with movements in the underlying fuel prices) and the capacity price (which represents in principle the fixed cost of generating electricity and correlates with the capacity utilization rate). The key components of the marginal price and the capacity price are determined by the Cost Evaluation Committee, consisting of eight representatives (namely, one from the Government, one from the KPX, one from us, one from our generation subsidiaries collectively, and four outside industry experts). In effect, we do not control the price we pay for the purchase of electricity and, as such, the transfer pricing in relation to the electricity we purchase from our generation subsidiaries.

•

The operating income or loss of our generation segment is principally determined by the difference between the electricity tariff we charge the end users (which tariff is determined by the Government) and the price of electricity we purchase through the KPX (which as noted above we do not control). Accordingly, the principal determinants for the level of the operating income or loss of our generation segment has been the movement of the fuel prices (which represent the principal component of the cost of generating electricity and, in turn, the price we pay for the purchase of electricity) and the timing and magnitude of electricity tariff rate changes in response to such movements in fuel prices.

As for the Staff’s final point regarding the impact of transfer pricing in determining no indicators of impairment for our electricity generation CGUs, we note that we did consider the impact of transfer pricing (namely, the price of electricity sold by our generation subsidiaries and purchased by us, in each case, through the KPX) and found that there was no indicator of impairment in relation to our electricity generation CGUs. Such determination is based on the fact that, as described above, the price of electricity sold by each CGU (namely, each electricity generation power plant at a given location) is structured in such a way that each CGU is effectively allowed to fully pass through both the marginal and fixed costs of generating electricity through electricity pricing, namely in the form of marginal price and capacity price that comprise substantially of the price of electricity sold through the KPX.

Securities and Exchange Commission	12	January 31, 2013

10.	We note your response to the second bullet point in comment 2 of our letter dated September 27, 2012 regarding your estimated future revenues from the sale of electricity for purposes of your impairment test. We note that you assumed future electricity tariff rates would increase by 4.5% in 2012 and 3% in 2013. Please tell us whether this increase includes the fuel cost pass through adjustment tariff passed on July 1, 2011 for which a billing and collections hold-order was placed on July 29, 2011. Additionally, for our information, please provide us with the general trend of prices in Korea for the past 5 years.

Response:

In response to the Staff’s comment, we note that we did not take into account the fuel cost pass through adjustment amounts when stating the referenced increase amounts for purposes of impairment tests. We took the conservative approach of not including such information because the hold-order had not been lifted as of the end of 2011, when the referenced impairment test was conducted.

As for the Staff’s second point, please see below a graph showing the general trend of prices in Korea for the past five years.

Source: Bank of Korea

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Securities and Exchange Commission	13	January 31, 2013

In connection with the above comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact myself at 822-3456-4216 or our external counsel, Jin Hyuk Park of Simpson Thacher & Bartlett (35th floor, ICBC Tower, 3 Garden Road, Central, Hong Kong, telephone number 852-2514-7665 and fax number 852-2869-7694), if we can be of any assistance to the Staff.

Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our messenger.

Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Park, Kyu-Ho

Name:	Park, Kyu-Ho
Title:	Chief Financial Officer